UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

Aspen Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04530L203

(CUSIP Number)

Oksana Malysheva

c/o Linden Education Partners, LLC

301 Congress Ave.

Austin, Texas 78701

(312) 590-0098

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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December 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04530L203	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Oksana Malysheva
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,203,209 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,203,209 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)

This number includes the shares of Common Stock beneficially owned by: (i) Ms. Malysheva, (ii) Linden Education Partners, LLC (“Linden”), of which Ms. Malysheva is the sole member and manager, and (iii) Educacion Significativa, LLC (“ESL”), of which Linden is the sole voting member.

(2)

Based on 13,593,492 shares of Common Stock outstanding as of September 30, 2017 and giving effect to the issuance of the 1,203,209 shares referenced herein as of December 1, 2017.

CUSIP No. 04530L203	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Linden Education Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,203,209 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,203,209 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,209 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Beneficial ownership of the shares of Common Stock owned by Linden is also attributable to Ms. Malysheva as the sole member and manager of Linden, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”). Power is exercised through Ms. Malysheva.

(2)

Based on 13,593,492 shares of Common Stock outstanding as of September 30, 2017 and giving effect to the issuance of the 1,203,209 shares referenced herein as of December 1, 2017.

CUSIP No. 04530L203	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Educacion Significativa, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,203,209 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,203,209 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,209 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Beneficial ownership of the shares of Common Stock owned by ESL is also attributable to Ms. Malyshev, as the sole member and manager of Linden, and Linden, as the sole voting member of ESL, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”). Power is exercised through Ms. Malysheva.

(2)

Based on 13,593,492 shares of Common Stock outstanding as of September 30, 2017 and giving effect to the issuance of the 1,203,209 shares referenced herein as of December 1, 2017.

CUSIP No. 04530L203	13D	Page 5 of 8 Pages

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Aspen Group, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 1660 S Albion Street, Suite 525, Denver, CO 80222.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Oksana Malysheva, a United States citizen (“Ms. Malysheva”), Linden Education Partners, LLC, a Delaware limited liability company (“Linden”)  and Educacion Significativa, LLC, a Delaware limited liability company (“ESL”) (the foregoing persons together, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”).

Neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that Ms. Malysheva, Linden or ESL constitute a “person” for any purpose other than Section 13(d) of the Act, or that Ms. Malysheva, Linden, ESL, or any other person constitute a “group” for any purpose.

Ms. Malysheva directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control Linden and ESL.  Ms. Malysheva wholly owns Linden, which in turn is the sole voting member of ESL, and thus Ms. Malysheva holds sole voting and investment power over the Common Shares beneficially held by those entities.

Linden’s business is to make and manage commercial investments..  Prior to the transaction described in Item 4 below, the principal business of ESL was to own and operate an educational institution.

(b)

The business address of Ms. Malysheva, Linden and ESL is 301 Congress Ave.Austin, Texas 78701.

(c)

Ms. Malysheva  is the managing member of Linden.  This sub-item 2(c) is not applicable to Linden or ESL.

(d)

None of the Reporting Persons have been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons have been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)

Ms. Malysheva is a United States citizen.  Linden is a Delaware limited liability company.  ESL is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

On December 1, 2017, the Issuer issued 1,203,209 shares of Common Stock to ESL, together with cash and other consideration, in exchange for substantially  all of ESL’s assets, pursuant to an Asset Purchase Agreement, dated May 13, 2017, between ESL and the Issuer (the "Asset Purchase Agreement").  ESL did not use any of its own funds to purchase the shares of Common Stock.

Item 4. Purpose of Transaction

ESL acquired the shares of Common Stock of the Issuer, together with cash and other consideration, in exchange for substantially all of its assets pursuant to the Asset Purchase Agreement. The Reporting Persons acquired, and presently hold, the shares of Common Stock for investment purposes.

In the future, ESL intends to adopt a plan of liquidation and to distribute the shares of Common Stock to its members in accordance with the provisions of its operating agreement.

Pursuant to the terms of the Asset Purchase Agreement, the Issuer has agreed to appoint Ms. Malysheva to its board of directors.

CUSIP No. 04530L203	13D	Page 6 of 8 Pages

Other than as stated above, the Reporting Persons have no present plans or intentions relating to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investment in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer

(a)

ESL owns 1,203,209 shares of Common Stock of the Issuer, which represents approximately 8.1% of the outstanding shares of Common Stock of the Issuer.

(b)

Beneficial ownership of the shares of Common Stock owned by ESL is also attributable to Linden as the sole voting member of ESL, and to Ms. Malysheva, as the sole member and manager of Linden.   Power is exercised through Ms. Malysheva.

(c)

During the 60 days prior to the date of this  filing, the Reporting Persons did not affect any transactions in the shares of Common Stock of the Issuer.

(d)

No person other than ESL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ms. Malysheva, Linden and ESL have entered into the Joint Filing Agreement attached hereto as Exhibit 7.1 with respect to the joint filing of this Schedule 13D.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, the Reporting Persons are not parties to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

7.1       Joint Filing Agreement, dated December 11, 2017.

CUSIP No. 04530L203	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2017

/s/ Oksana Malysheva
Oksana Malysheva

Linden Education Partners, LLC

By:	/s/ Oksana Malysheva
Oksana Malysheva
Manager

Educacion Significativa, LLC

By:	/s/ Oksana Malysheva
Oksana Malysheva
Manager

CUSIP No. 04530L203	13D	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement, dated December 11, 2017.